

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2013

Via E-mail
Russell Rheingrover
Principal Executive Officer and Secretary
Ticket Corp.
9625 Mission Gorge Road
Suite B2, No. 318
Santee, CA 92071

> **Re: Ticket Corp.**
> **Registration Statement on Form S-1**
> **Filed March 29, 2013**
> **File No. 333-187544**

Dear Mr. Rheingrover:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please consider describing the extent to which any of the exemptions for emerging growth companies are available to you as a Smaller

Reporting Company in an appropriate place in the document. For example, in the first risk factor on page 5 you address the reduced disclosure requirements applicable to emerging growth companies. Please consider identifying which of these reduced disclosure requirements are available to you as a Smaller Reporting Company in an appropriate place in the document. In this regard, we note that you have identified one such reduced disclosure requirement on page 22.

3. It appears from your disclosure that you are a "shell company" as defined by Rule 405 under the Securities Act. Please revise to disclose your status as a shell company here and revise your disclosure on page 19 regarding resale of your common stock pursuant to Rule 144 of the Securities Act.

Registration Statement Cover Page

4. Please revise footnote (2) of your Calculation of Registration Fee table to indicate the provision of Rule 457 of the Securities Act relied upon.

Prospectus Summary, page 3

General Information About Our Company, page 3

5. Please revise to disclose the amount of cash in your treasury as of the most recent practicable date, your monthly "burn rate" and the amount of time your present capital will last at this rate. In addition, please revise to disclose the amount of capital needed to accomplish your business goals.

6. Please revise to disclose here that you will not be able to begin executing your business plan until you complete this offering. Refer to the last risk factor on page 5.

7. Please revise to disclose here that your target market is the San Francisco Bay area.

8. Please revise to disclose that Mr. Rheingrover, an executive officer and director, will own 69% of your common stock after the completion of the offering and briefly summarize the risk to investors associated with Mr. Rheingrover's ownership percentage. Refer to the last risk factor on page 10.

9. We note your disclosure on page 3 that your business plan is based in part on your ability to negotiate agreements with promoters of special events, attractions and shows. We also note on page 15 that you intend to participate in the secondary market of ticket resales. However, you do not mention these promoter agreements in your Description of Our Business section and you do not include the purchase of tickets in your Use of Proceeds section. With a view towards revised disclosure in the appropriate section of your Description of Our Business section, please describe the types of arrangements you hope to enter into with promoters of special events, attractions and shows. For example, do

you intend to purchase large amounts of tickets when the tickets go on sale to the public or do you hope to purchase a specified number of tickets prior to sale to the public? In addition, please revise your Description of Our Business, Plan of Operations and/or Use of Proceeds section, as appropriate, to disclose where you intend to obtain the funds to purchase the tickets for resale. If additional capital will be needed for this beyond the proceeds available from this offering please revise to state this here, in your Use of Proceeds, in your Description of Our Business section, and in your Plan of Operation.

10. Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.0033 and (b) your total stockholders' equity (deficit) as of the latest balance sheet date.

11. Please correct the year-end date presented in the seventh paragraph on page 3 regarding the date your financial statements are presented through, as it currently states January 31, 2012.

The Offering, page 4

12. Please revise to disclose here that if all of the shares are not sold during the offering period, you will return the funds to the investors. In addition, please revise to disclose here that you will be holding the funds in a bank checking account and that a creditor may be able to executive a judgment against the funds. We note that you disclose this information on your prospectus cover page, but this information should also be included in your prospectus summary.

Risk Factors, page 4

13. Please revise to include a risk factor that addresses the online nature of your business, with particular attention to cyber-security issues and, if applicable, web server maintenance.

14. We note that your two employees make up your entire board of directors. Please add a risk factor addressing the risk that, because your employees will determine their salary and perquisites, there may not be funds available for net income or tell us why such a risk factor is not necessary.

15. Please revise to include a risk factor that addresses the going concern opinion issued by your auditors.

16. Please add a risk factor addressing the fact, if true, that your CEO has never run a public company before.

17. Please add a risk factor, if applicable, that technology you may develop could lead to claims by competitors that your technology infringes on their intellectual property rights.

Risks Associated With Our Business, page 4

We are an "Emerging Growth Company," page 5

18. We note your disclosure in the second paragraph of this risk factor that you "have elected to avail [yourself] to this exemption from new or revised accounting standards." This disclosure seems to contradict your statement on page 22 that "you will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies." Please revise for consistency. In addition, if you do intend to utilize such exemption, please revise to state in your risk factor that as a result of your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), your financial statements may not be comparable to companies that comply with public company effective dates and please include a similar statement in your significant accounting policies disclosure on page 23.

We Cannot Predict, page 5

19. Please revise the first and third sentences to clarify that you will not be able to begin executing your business plan until you have completed the offering, rather than suggesting that you will be able to begin operations once you complete the offering. We note that you will still need to develop your business once the offering is complete.

We will incur ongoing costs and expenses for SEC reporting, page 10

20. We note your disclosure that your directors have verbally agreed to loan funds to you to complete the registration process. Please revise to disclose whether there is any maximum amount that these directors are obligated to loan to you. In addition please revise to clarify whether these are actually binding agreements or if these directors are not obligated to loan you funds.

21. Please revise to quantify the specific anticipated costs, such as your legal, accounting and other expenses, so that investors can better understand this risk.

After Completion of the Offering, page 10

22. We note the statement "[h]e may make decisions without regard to the interests of minority shareholders." With a view to revised disclosure please tell us whether you believe this statement is consistent with the fiduciary and other duties of Nevada corporate law.

Use of Proceeds, page 11

23. We note that your Use of Proceeds section does not include the costs associated with your reporting obligations, which, on page 10, you disclose will be approximately $7,500. We do, however, note that you have disclosed that $5,000 will be used for "Legal and Accounting." Please tell us whether some or all of this amount will be used to cover the costs associated with your reporting obligations.

24. Please revise the phrase "will be released to us" to state that you will transfer the funds to your business operating account.

Description of Our Business, page 15

25. Please revise here or in your Our Plan for the Next 12 Months section of your Management's Discussion and Analysis or Plan of Operation section to provide additional details regarding the timelines, cost estimates and your plan for accomplishing each phase of your business plan identified on page 16 and each step disclosed at the bottom of page 15. We note that you have provided an aggregate estimate for each phase. Please revise to provide an estimate for each step of your business plan, a timeline for each such step and a description of how you intend to accomplish each step. In addition, please ensure that the amounts disclosed here correspond to the amounts identified in your Use of Proceeds section or revise accordingly. Please also revise this disclosure to incorporate how you will be "working with major hotels, venues and concierges" as stated on page 15.

Principal Services or Products or Services and Their Markets, page 15

26. We note your disclosure on page 15 that "the entertainment and event sales market in the U.S. is over 4 Billion annual sales according to marketresearch.com." It appears that you will only be participating in the secondary sale subset of this market and thus the $4 Billion market you refer to it not your target market. As such please remove the reference to the size of the overall market and state the size of the secondary market instead. In addition, because it appears that you intend to target the San Francisco Bay area, please provide the annual secondary market sales figure for events for the San Francisco Bay area. For each figure please revise to state the date of the information. Finally, please disclose that there is no guarantee that you will be able to obtain market share in this industry.

27. We note your disclosure stating that you intend to engage in website development that "includes efficient order processing and ticket distribution." Please revise to describe such order processing and ticket distribution.

28. We note your disclosure on page 16 that "[i]f revenue will support the expense [you] may hire one or more staff members." Please revise to clarify, if true, that you do not

anticipate earning any revenue for the duration of the offering and for, at least, twelve months after the close of the offering.

Distribution Methods of the Products or Services, page 16

29. Please revise to balance your disclosure in this section by disclosing that you have no agreements with any venues, that you have not yet developed software for use on Android or Apple enabled devices and that you have no agreements with Apple or other providers of smartphone operating systems to offer your products on Android or Apple enabled devices.

30. We note your disclosure on page 16 that the benefits of your proposed online distribution method are that it will "[r]educe buyer's cost of shipping and handling," that it will allow for "[q]uicker turn-around time and delivery of ticket" and "[e]liminate the risk of tickets being lost or stolen in the mail." Please explain why the items you list are perceived advantages given that other established online ticket sellers appear to offer the same features.

Pricing, page 16

31. Please explain to us why you discuss convenience fee pricing for companies such as Ticketmaster when you will be operating in the secondary market.

32. Please revise to clarify what you mean by "[your] pricing will be based upon market demand" by providing more detail regarding how you intend to determine the pricing for your service.

Overview of the Online Ticketing Industry, page 16

33. Please revise your statement in the first paragraph of this section to state as a belief and please tell us the basis for such belief.

34. Please balance this disclosure to state that technology for delivering tickets via smartphones is already in use within the industry.

Competition, Competitive Position in the Industry and Methods of Competition, page 17

35. Please revise to include disclosure regarding any barriers to entry into the industry.

36. Please revise to discuss other services that are currently available allowing customers to receive event tickets with barcodes directly onto their smartphones that can be scanned at a venue.

Dependence on One or a Few Major Customers, page 17

37. Please revise to clarify that you do not have any customers.

Patents, Trademarks, page 17

38. Please revise to discuss the extent to which you intend to seek intellectual property protections for your technology and services. If you do please update your description of business and plan of operations accordingly. If you do not please add a risk factor addressing any material risks, if applicable, that could arise from not having intellectual property rights to your technology and services.

Need for Any Government Approval of Principal Products or Services, page 17

39. Please revise to clarify your statement on page 17 that you will be subject to numerous state and local licensing laws, as this statement currently appears to contradict your disclosure that you are not aware of any government approval required for your principal products or services. In addition, please revise to disclose the effect of such government regulations on your business.

Number of Total Employees and Number of Full Time Employees, page 18

40. Please revise to clarify your statement on page 18 that your officers "plan to devote as much time to [your] business as is necessary" by disclosing the amount of time they do devote to your business. In this regard, we note that both of your officers currently hold positions with other companies.

Rule 144 Shares, page 19

41. Please revise to clarify that the second paragraph of this section refers to affiliates of the company and that over-the-counter stocks, including those quoted on the OTC Bulletin Board and the Pink Sheets, can only be sold using the one percent measurement. In addition, please revise the fourth paragraph of this section to clarify that a non-affiliate may sell such securities after a one-year holding period.

Directors, Executive Officer, Promoters and Control Persons, page 24

Executive Biography, page 25

Russell Rheingrover, President, Secretary, CEO and Director, page 25

42. We note that Mr. Rheingrover is the owner of Jiffy Tickets, a national reseller of concert, theater, sporting and event tickets. Please revise in your business section and in the prospectus summary to discuss potential conflicts of interest because your president,

secretary, CEO and one of your two directors is engaged in the same industry. In addition, please add a risk factor describing the attendant risks. Alternatively, please tell us why you believe a conflict of interest does not exist. In this regard, we note your disclosure on page 28 that states that you do not currently have any conflicts of interest. We also note your disclosure on page F-8 which seems to contradict your disclosure on page 28. Please revise for consistency.

Kristi Ann Nelson, Treasurer, CFO and Director, page 25

43. Please revise to disclose Ms. Nelson's position with Business2Business.

Director Compensation, page 27

44. We note your disclosure on page 27 that Mr. Rheingrover purchased the shares for $0.01 per share. This disclosure contradicts your disclosure on page 3 that he purchased the shares for $0.001. Please revise.

Certain Relationships and Related Transactions, page 28

45. We note your disclosure on page 28 that you sold 33,000,000 shares of common stock to Russell Rheingrover for cash for a total of $33,000. However, your disclosure on page F-5 states that you received $30,000 as proceeds for the issuance of common stock and your disclosure on page F-6 states that "the remaining $3,000 is being carried as a Subscription Receivable." We note your disclosure on page F-8 that Mr. Rheingrover has now paid the remaining $3,000. Please revise to disclose the terms of this loan to Mr. Rheingrover.

Financial Statements

46. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Exhibit 23.1

47. Please file an updated consent letter from your auditor.

Exhibit 99.1

48. Please revise to remove paragraph (a) as it is inappropriate to shift risk onto your purchasers of your common stock. In addition, please tell us why the subscription agreement does not include information regarding return of funds to investors in the event that not all shares are sold in this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Russell Rheingrover
Ticket Corp.
April 22, 2011
Page 10

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

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        Jill Arlene Robbins